Exhibit 99.2

ALCON, INC.
P R O X Y

IMPORTANT NOTE: If you appoint Alcon, Inc., the independent representative or a third party as your proxy, please sign, date and return this Proxy Card in the enclosed postage pre-paid envelope. Proxies to Alcon, Inc. must arrive no later than April 28, 2009. Proxies for the independent representative must be sent to Alcon, Inc. or directly to the address mentioned below, arriving no later than April 28, 2009.

☐ The signatory appoints Alcon, Inc. as proxy to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 5, 2009 on all matters properly presented at the meeting.

☐ The signatory appoints the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, with full rights of substitution, to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 5, 2009 on all matters properly presented at the meeting.

☐ The signatory appoints the following person as proxy to vote all shares the signatory is entitled to vote at the Annual General meeting of Shareholders of Alcon, Inc. on May 5, 2009 on all matters properly presented at the meeting.

_____   Full Name / Corporate Name

_____   Full Address

Continued on the reverse side. Must be signed and dated on the reverse side.

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3531
SOUTH HACKENSACK, NJ 07606-9231

IMPORTANT NOTE: SHAREHOLDERS WHO HAVE SOLD THEIR SHARES BEFORE THE MEETING DATE ARE NOT ENTITLED TO VOTE OR PARTICIPATE IN THE MEETING.

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Admission Card

If you choose to attend the Alcon, Inc. Annual General Meeting in person, please mark the appropriate box on the Proxy Card and return it to Alcon, Inc. in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, April 28, 2009. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

If you appoint Alcon, Inc. or the independent representative as your proxy and if you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. If you appoint the independent representative as your proxy, the independent representative will abstain from voting regarding new proposals. **If you have appointed Alcon, Inc. or the independent representative as a proxy, you may not attend the meeting in person or send a proxy of your choice to the meeting.**

**IF YOU APPOINT A THIRD PARTY AS YOUR PROXY,
PLEASE SIGN AND DATE THE CARD ON THE REVERSE SIDE,
BUT DO NOT COMPLETE THE VOTING SECTION.**

**You Must Separate This Admission Card
Before Returning the Proxy Card in the Enclosed Envelope.**

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This Proxy Card is valid only when signed and dated.

Please mark your votes as indicated in this example  **X**

Vote On Proposals	FOR	AGAINST	ABSTAIN		Vote On Proposals	FOR	AGAINST	ABSTAIN
1. Approval of the 2008 Annual Report and Accounts of Alcon, Inc. and the 2008 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries	☐	☐	☐		6. Election to the Board of Directors 6a. Kevin Buehler	☐	☐	☐
2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2008	☐	☐	☐		6b. Paul Bulcke	☐	☐	☐
3. Discharge of the Members of the Board of Directors for the Financial Year 2008	☐	☐	☐		6c. Joan Miller, M.D.	☐	☐	☐
4. Election of KPMG AG, Zug, as Group and Parent Company Auditors	☐	☐	☐		6d. Hermann Wirz	☐	☐	☐
5. Election of OBT AG, Zürich, as Special Auditors	☐	☐	☐		7. Approval of Share Cancellation	☐	☐	☐
					8. Editorial Amendments to the Articles of Association	☐	☐	☐

IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS.

I Will Attend the Meeting ☐

Mark Here for Address Change or Comments *SEE REVERSE* ☐

Signature_____ Signature_____ Date_____

The signature on this Proxy Card should correspond exactly with stockholder's name as printed to the left. In the case of joint tenancies, co-executors, or co-trustees, both should sign. Persons signing as Attorney, Executor, Administrator, Trustee or Guardian should give their full title.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time on April 27, 2009.

Alcon®

INTERNET
http://www.proxyvoting.com/acl

If you wish to appoint Alcon, Inc. as your proxy, use the Internet to give your voting instructions. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760 (toll free)
1-201-680-6599 (toll)

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes Alcon, Inc. to vote your shares in the same manner as if you marked, signed and returned your proxy card.

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